MASTERWORKS

Launching Now | Cecily Brown ($1.8M | 22.2% | △1.17)

Masterworks Sold Paintings by Cecily Brown[1]



Cecily Brown
604 days held

27.3%
Annualized Net Return



Cecily Brown
686 days held

35.0%
Annualized Net Return



Cecily Brown

84% SOLD OUT



The Painting is fresh to market after being held in the same collection since its original sale in 2015, and was acquired by Masterworks at an attractive price, offering it to investors at an 11.4% discount to our internal, pre-sourcing valuation.

Initial Offering
$1,887,000

Offering Circular
[sec.gov]

Price Appreciation of Similar Works[2] **22.2%**


$5M
$3.8M
$2.5M
$1.3M
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Market Risk-Adjusted Appreciation[3]

Brown's Market	▲ 1.17
All Art Market	0.54
S&P 500	0.44

1. "Net Annualized Return" refers to the annualized internal rate of return, or IRR, net of all fees and costs, to holders of Class A ordinary shares from the primary offering, calculated from the final closing date of such offering to the date the sale is consummated. Masterworks sells artwork opportunistically and therefore the actual returns achieved by investors in select issuers that have sold a painting are not indicative of the investment performance of shares offered by the majority of other Masterworks issuers that have not yet sold a painting and past performance is not indicative of future performance.

2. Price appreciation of similar works is an estimate of the historical appreciation rate of the artwork that is derived by reviewing past public auction sales of artworks that are similar to the subject work. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Cecily Brown with the following criteria: canvas paintings executed 2009 to present, that measure 45 inches by 45 inches to 105 inches by 105 inches. The set of similar works includes a painting, acquired by Masterworks 119, LLC at Sotheby's, London The Now Evening Sale, held on March 2, 2022 for $3,898,104 (£2,919,000). The data was sourced from publicly available auction records and does not include private sales.

3. "Market risk-adjusted appreciation" otherwise known as "Sharpe Ratio", can be used to evaluate the total performance of an asset, portfolio, or in this case the artist's market, and indicates how well the market has performed historically adjusted for the volatility of such performance. Lower volatility results in a higher market risk-adjusted appreciation rate, which means it is more likely that an investor would have achieved the historical appreciation rate as compared to an asset with higher volatility. Market risk-adjusted appreciation for an artist market reflects (x) the average annualized appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"), minus (y) the risk-free rate of return. The applicable time period begins on the later of (a) the earliest purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale.

All-Art: Reflects the average of the annual returns across the time period relative to the selected artist market (not beginning earlier than 12/31/1990) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns. The Masterworks Repeat-Sale Pair Index of All Art is calculated using Standard & Poor's CoreLogic Case-Shiller Home Price Indices Methodology.

S&P: Reflects the average of the annual returns across the time period relative to the selected artist market (not beginning earlier than 12/31/1990) minus the risk-free rate divided by the volatility (as measured by standard deviation) of those returns.

Sources: Masterworks internal analysis. Bloomberg - S&P 500 is represented by SPXT Index. Risk Free rate uses the 25-year monthly average of the 3-month Treasury Bill, per FRED.